Exhibit 11(a)

Consent of Independent Accountants

The Members

Allegiancy, LLC

Richmond, Virginia

We consent to the incorporation by reference in this Annual Report on Form 1-K of our report of independent accountants dated August 18, 2015 relating to the consolidated balance sheet of Allegiancy, LLC as of June 30, 2015 and of the related consolidated statements of operations, members’ equity and cash flows for the year then ended.

/s/ Keiter

Glen Allen, Virginia

October 28, 2016